UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Sphere 3D Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

84841L100

(CUSIP Number)

March 25, 2016

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 84841L100

1	NAMES OF REPORTING PERSONS: Victor B. MacFarlane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,656,379
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,656,379
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,656,379
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.2% [1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	Percentage is based on 48,941,812 issued and outstanding shares of the issuer as of March 25, 2016.

CUSIP No 84841L100

1	NAMES OF REPORTING PERSONS: MacFarlane Family Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,656,379
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,656,379
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,656,379
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.2% [2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[2]	Percentage is based on 48,941,812 issued and outstanding shares of the issuer as of March 25, 2016.

Item 1

(a) Name of Issuer:

Sphere 3D Corp.

(b) Address of Issuer’s Principal Executive Offices:

240 Matheson Blvd. East, Mississauga, Ontario, L4Z 1X1, Canada

Item 2

(a) Name of Persons Filing:

This Schedule 13G/A is being filed on behalf of (i) Victor B. MacFarlane and (ii) MacFarlane Family Ventures, LLC (collectively, the “Reporting Persons”).

(b) Address of Principal Business Office or, if none, Residence:

201 Spear Street, 14th Floor, San Francisco, CA 94105

(c) Citizenship:

(i) Victor B. MacFarlane is a United States citizen

(ii) MacFarlane Family Ventures, LLC is a Delaware limited liability company

(d) Title of Class of Securities:

Common Shares, without par value

(e) CUSIP Number:

84841L100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution: Not Applicable

Item 4.	Ownership

The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference.

As of the date of this filing, the Reporting Persons are collectively deemed to beneficially own an aggregate of 5,488,412 Common Shares of the Issuer held directly by MacFarlane Family Ventures, LLC and 4,167,967 Common Shares issuable upon the exercise of warrants held directly by MacFarlane Family Ventures, LLC. Victor B. MacFarlane controls MacFarlane Family Ventures, LLC and has (i) the sole power to direct the vote of the Common Shares held directly MacFarlane Family Ventures, LLC and (ii) the sole power direct the disposition of the Common Shares and warrants held by MacFarlane Family Ventures, LLC.

The ownership percentage of each Reporting Person set forth in Row 11 of the cover pages hereto has been calculated based on 48,941,812 issued and outstanding Common Shares of the Issuer as of March 25, 2016 based on information provided by the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

The Reporting Persons may be deemed to be members of a group with respect to the Common Shares and warrants owned directly by MacFarlane Family Ventures, LLC.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VICTOR B. MACFARLANE

March 31, 2016
Date

/s/ Victor B. MacFarlane
Signature

Victor B. MacFarlane
Name/Title

MACFARLANE FAMILY VENTURES, LLC

March 31, 2016
Date

/s/ Victor B. MacFarlane
Signature

Victor B. MacFarlane, Manager
Name/Title

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. §1001)

EXHIBITS

Exhibit	Description

1.	Joint Filing Agreement